UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

2024 Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel: +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Director

On January 17, 2025, Mr. Jose Minski notified the Board of Directors (the “Board”) of Procaps Group, S.A. a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company” or “Procaps”) of his resignation as a Director of the Board, effective upon the appointment of Mr. Minski’s successor. Mr. Minski’s resignation became effective on January 17, 2025 upon the appointment of Mr. Roberto Albisetti, as described below.

Mr. Minski’s resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Director

On January 17, 2025, the Board appointed Mr. Roberto Albisetti as a Director of the Board, to fill the vacancy on the Board created by Mr. Jose Minski’s resignation from the Board effective as of January 17, 2025, for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of the mandate of Mr. Minski). The Board determined that Mr. Albisetti meets the definition of an “independent director” for purposes of serving on the Board under applicable Nasdaq Stock Market (“Nasdaq”) rules.

Mr. Roberto Albisetti is a Business Strategy Consultant and Investment Banker at AlbisettiConsulting, a business consulting firm for planning, investments, acquisitions and entrepreneurship, which he founded in 2019. Mr. Albisetti has over 25 years’ experience in finance and consulting, leading industrial cogeneration projects, serving as an advisor to various governments in a myriad of sectors including oil, energy, ports, petrochemicals, pharmaceuticals and private equity funds while maintaining his academic interest as a professor in various universities’ postgraduate programs in Italy, Colombia and Mexico, while publishing four books in the business finance area. He currently serves on the board of directors of: (i) Muebles Jamar, a Colombian commercial furniture and finance company, since 2018; (ii) Colegio del Cuerpo, a contemporary dance education organization in Colombia, since 2015; and (iii) Bagni Marina Genovese, a tourism company managed by the city of Genoa, Italy, since 2022. From 2012 to 2016, he was a board member and audit committee member for Tecnoquímicas S.A., a leading pharmaceutical company based in Cali, Colombia and of Davivienda, a leading Colombian bank. Mr. Albisetti previously served as Senior Manager of IFC World Bank, since 1998 up until 2020. Prior to such role, Mr. Albisetti was vice president of the Italian export credit agency SACE. Mr. Albisetti received a master’s degree in economics and business administration at Universita Di Genova, in Italy.

There are no arrangements or understandings between Mr. Albisetti and any other person pursuant to which Mr. Albisetti was appointed as a Director of the Board. Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Mr. Albisetti had or will have a direct or indirect material interest in which the amount involved exceeded or would exceed $120,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: January 17, 2025

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